Exhibit 99.6

CONSENT OF NATASHA CORNSTEIN

As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named as a Director Nominee in the Registration Statement on Form S-1 of CF Acquisition Corp. VIII (the “Company”), originally filed on February 19, 2021, and any and all amendments thereto, registering securities for issuance in the Company’s initial public offering.

Dated: March 12, 2021

/s/ Natasha Cornstein
Natasha Cornstein